P20000098251

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP   ☐ WAIT   ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _____   Certificates of Status _____

Special Instructions to Filing Officer:

Office Use Only



600400159136

01/13/23--01022--013   **35.00

2023 JAN 13 AM 9:50

COVER LETTER

TO: Amendment Section
Division of Corporations

NAME OF CORPORATION: American Stories Entertanment Inc.

DOCUMENT NUMBER: P20000098251

The enclosed *Articles of Amendment* and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Linda Batdorf
_____
Name of Contact Person

American Stories Entertainment Inc.
_____
Firm/ Company

1940 Rainbow Drive
_____
Address

Clearwater, FL 33765
_____
City/ State and Zip Code

linda@cshoptv.com
_____
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Linda Batdorf   727   733 6959
_____ at (_____) _____
Name of Contact Person   Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

☑ $35 Filing Fee ☐ $43.75 Filing Fee & Certificate of Status ☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed) ☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

Mailing Address
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

Street Address
Amendment Section
Division of Corporations
The Centre of Tallahassee
2415 N. Monroe Street, Suite 810
Tallahassee, FL 32303

Articles of Amendment
to
Articles of Incorporation
of

American Stories Entertainment Inc.

(Name of Corporation as currently filed with the Florida Dept. of State)

P20000098251

(Document Number of Corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this *Florida Profit Corporation* adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

N/A
_____*The new*
name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.,"
"Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word
"chartered," "professional association," or the abbreviation "P.A."

B. Enter new principal office address, if applicable:
(Principal office address MUST BE A STREET ADDRESS)

C. Enter new mailing address, if applicable:
(Mailing address MAY BE A POST OFFICE BOX)

D. If amending the registered agent and/or registered office address in Florida, enter the name of the
new registered agent and/or the new registered office address:

Name of New Registered Agent _____

_____
(Florida street address)

New Registered Office Address: _____ , Florida_____
                                         (City)   *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

_____
Signature of New Registered Agent, if changing

Check if applicable
☐ The amendment(s) is/are being filed pursuant to s. 607.0120 (11) (e), F.S.

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:

(Attach additional sheets, if necessary)

Please note the officer/director title by the first letter of the office title:

P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.

Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation. Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change	PT	John Doe
X Remove	V	Mike Jones
X Add	SV	Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
2) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
3) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
4) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
5) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
6) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____

E. If amending or adding additional Articles, enter change(s) here:
(Attach *additional sheets, if necessary).   (Be specific)*

N/A

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
    (*if not applicable, indicate N/A*)

Article IV The number of shares the coporation is authorized to issue is 296,000,000 shares.

_____

_____

_____

_____

_____

_____

The date of each amendment(s) adoption: January 10, 2023 _____, if other than the date this document was signed.

Effective date if applicable: January 10, 2023 _____

(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s)   **(CHECK ONE)**

☑ The amendment(s) was/were adopted by the incorporators, or board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by _____."

(voting group)

Dated January 10, 2023 _____

Signature _____

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Linda Batdorf
_____
(Typed or printed name of person signing)

Director
_____
(Title of person signing)